82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 MAR 18 AM 8:41

Santos

02015930

Date: Sun 17 Mar 2002 11:05:33 PM EST

. To: SECURITIES EXCHANGE COMMISSION
. : SECURITIES EXCHANGE COMMISSION
. :
. :

. From: SANTOS LTD
. : SANTOS HOUSE
. : 91 KING WILLIAM STREET
. : ADELAIDE SA 5000

Subject: News Release - Santos to Target US
. : Growththrough Esenjay Acquisition
. :
. :

Number of pages (incl. cover sheet): 5

SUPPL

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

3/19

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Ltd
ABN 80 007 550 923
GPO Box 2455
Adelaide SA 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5131
www.santos.com.au

Santos

News Release

Issued by Investor Relations

18 March 2002

Santos to Target U.S. Growth through Esenjay Acquisition

South Texas Exploration Acreage Expected To Increase More Than Four-fold

Santos Ltd (ASX: STO, NASDAQ: STOSY) today announced that Santos Americas and Europe Corporation ("Santos"), and Esenjay Exploration, Inc. (NASDAQ: ESNJ) ("Esenjay") have entered into a definitive merger agreement under which Santos will offer to purchase for cash all of the outstanding common shares of Esenjay for US$2.84 per share, a 4.4% premium to its closing price, March 15, 2002, in a transaction valued at approximately US$80 million, including net debt and working capital of approximately US$24.2 million.

The boards of directors of both companies have approved the agreement. Certain directors and shareholders of Esenjay who own a majority of the outstanding Esenjay shares have signed agreements supporting the transaction and have agreed to tender their shares and vote in favour of any related matter, subject to certain circumstances involving the termination of the merger agreement or the tender offer. These directors and shareholders who own a majority of the outstanding Esenjay shares have also granted Santos an option to purchase their shares in the event the merger agreement and tender offer are terminated.

About Esenjay

Esenjay is a Texas based oil and gas exploration and production company that has established an extensive portfolio of exploration opportunities, with interests predominantly located in the prolific trends along the onshore Texas Gulf Coast. Esenjay has been successful in growing through exploration, having achieved annual reserves replacement of approximately 150% over the past four years.

Exploration Portfolio, Reserves and Production to be acquired

The acquisition is expected to substantially increase Santos' U.S. portfolio of exploration opportunities, provide an increase to reserves, boost production, increase the level of operatorship and strategically align with existing U.S. operations. The acquisition is expected to contribute:

- Thirty-two exploration prospects with an average working interest of 40% (approximately 80% operated), together with over 40,000 net acres of leases, in the prolific Frio, Wilcox, Yegua, and Deep Vicksburg trends and the Hackberry Embayment (an increase from 11,500 net acres).
- Over 3,300 square miles of 3D seismic data (of which 1,800 square miles is proprietary).
- Estimated proved and probable reserves of 47.3 billion cubic feet of natural gas and 1.0 million barrels of oil at year-end 2001.
- An additional 16 million cubic feet equivalent per day of production, at low operating costs (approximately US$0.20 per thousand cubic feet).

Santos Ltd's Managing Director John Ellice-Flint said, "Santos is growing steadily in the United States, through a combination of successful exploration, production optimisation and acquisitions. The acquisition is expected to provide a base for further growth and result in an increasing contribution to the Santos Ltd Group activities. The United States, with a 23 trillion cubic feet a year gas market, provides world competitive opportunities and attractive gas market fundamentals. In particular US gas margins are generally better than in Australia."

Building on Progress in 2001

The proposed acquisition follows several gas discoveries in the onshore Texas Gulf Coast in 2000 and 2001 and the recent purchase of a range of interests and assets in the Frio trend by Santos. This acquisition would continue the re-positioning of Santos' U.S. operations to the onshore Texas Gulf Coast and is consistent with its strategy to operate assets and concentrate efforts on basins that combine moderate risk with high-reward prospects. The portfolio includes some non-core interests, that are expected to be divested in 2002.

Operatorship Provides Potential for Added Value

Esenjay currently operates fields that account for approximately 80% of its net production volumes, which is commensurate with Santos' existing operating position in the United States. Santos believes that the application of its world class fracture stimulation experience, which has been developed over many years of operation in the Australian Cooper Basin, has the potential to add additional value to these assets. This expertise has already been successfully applied to the current U.S. operated assets of Santos.

Exploration Portfolio Expanded

During 2000 and 2001, Santos made two significant onshore Texas wildcat exploration discoveries in the high pressure, multi-zone Frio Trend located at depths greater than 12,000 feet. This acquisition is expected to result in the addition of a number of higher impact exploration and delineation opportunities to Santos' exploration portfolio. Access to a significant seismic data base and geological and geophysical assessment is expected to identify further drilling prospects.

Increased US Reserves and Production

On a proforma basis, the acquisition is expected to increase Santos' total year-end 2001 proved and probable reserves in the United States to 107 billion cubic feet of gas and 2.25 million barrels of oil and liquids for a total of 119 billion cubic feet equivalent.

The total U.S. production is expected to be over 3 million barrels equivalent in 2002; a 200% increase over 2001. Production resulting from successful exploration and development of the acquired properties is expected to facilitate further rapid growth over the next three years.

Terms of the Offer

Santos' acquisition subsidiary will commence a tender offer shortly for all, but not less than a majority, of the outstanding shares of Esenjay common stock on a fully diluted basis, at a net cash price of US$2.84 per share. If a majority of the outstanding shares are purchased in the tender offer, any remaining shares will be exchanged for cash of US$2.84 per share in a merger of Esenjay and Santos' acquisition subsidiary. The transaction is subject to satisfaction of customary conditions. Completion of the merger is expected during the second quarter of 2002.

The acquisition will be funded using the Santos Group's existing cash reserves and is expected to be earnings accretive in 2002.

Merrill Lynch acted as exclusive financial adviser to Santos in relation to this acquisition and will serve as dealer manager for the tender offer.

For further information contact:

Graeme Bethune, General Manager Finance and Investor Relations on (08) 8218 5157 or 0419 828 617.

THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS. AT THE TIME THE OFFER IS COMMENCED, SANTOS WILL FILE THE TENDER OFFER STATEMENT AND RELATED DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AND ESENJAY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER REFERRED TO IN THIS PRESS RELEASE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY BOTH SANTOS AND ESENJAY AT THE SEC'S WEBSITE, http://www.sec.gov. IN ADDITION, THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY BE OBTAINED FREE BY DIRECTING SUCH REQUESTS TO SANTOS AT (713) 986-1700. THE SOLICITATION/RECOMMENDATION STATEMENT AND SUCH OTHER DOCUMENTS MAY BE OBTAINED FREE BY DIRECTING SUCH REQUESTS TO ESENJAY AT (713) 739-7100.

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITH RESPECT TO COMPLETION OF THE ACQUISITION, ESTIMATED PROVEN RESERVES, POTENTIAL ADDITIONAL RESERVES AND FURTHER EXPLORATION OPPORTUNITIES. THIS FORWARD-LOOKING INFORMATION IS BASED ON CERTAIN ASSUMPTIONS, INCLUDING, AMONG OTHERS, TENDER BY ESENJAY SHAREHOLDERS, PRESENTLY KNOWN PHYSICAL DATA CONCERNING SIZE AND CHARACTER OF RESERVOIRS, ECONOMIC RECOVERABILITY, FUTURE DRILLING SUCCESS, PRODUCTION EXPERIENCE, INDUSTRY ECONOMIC CONDITIONS (SUCH AS SUPPLY AND DEMAND), LEVELS OF COMPANY CASH FLOW FROM OPERATIONS AND OPERATING CONDITIONS. THIS FORWARD-LOOKING INFORMATION MAY PROVE TO BE INACCURATE, AND ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE PRESENTLY ANTICIPATED. THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANTICIPATED RESULTS INCLUDE OIL AND GAS PRICE FLUCTUATIONS, CHANGES IN ECONOMIC OR COMPETITIVE CONDITIONS THAT AFFECT SUPPLY AND DEMAND, PENDING OR FUTURE LITIGATION, REGULATORY CONSTRAINTS, GENERAL DOMESTIC AND INTERNATIONAL ECONOMIC AND POLITICAL CONDITIONS, RESERVE ESTIMATES, PRODUCTION DECLINE RATES FOR MATURE FIELDS, RESERVE REPLACEMENT RATES, DRILLING RIG AVAILABILITY, GEOLOGICAL AND OPERATING CONSIDERATIONS, SEVERE WEATHER CONDITIONS AND OTHER HAZARDS. SANTOS UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Sun 17 Mar 2002 11:15:54 PM EST

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Santos - teleconference for 3.30pm EST
: on Esenjayacquisition.

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Ltd
ABN 80 007 550 923
Santos House Level 29
91 King William Street
Adelaide SA 5000
GPO Box 2455 Adelaide SA 5001
Telephone: 08 8218 5111
International: +61 8 8218 5111
www.santos.com.au
Investor Relations
Facsimile: 08 8218 5131

Santos

SANTOS ANNOUNCEMENT OF ACQUISITION ANALYST TELECONFERENCE

Santos would like to advise that it is holding a teleconference on Monday 18 March on the Company's Acquisition of Esenjay Exploration Inc.

The teleconference will commence at 3.30pm Australian Eastern Standard Time.

If you would like to participate, please ring in approximately 10 minutes beforehand on the appropriate numbers:

Australian Callers:	**1800-730240**
Local callers:	**08 8220 0775**
International Callers:	**+61 8 8220 0775**

If you are unable to participate, a recording of the teleconference will be available approximately 2 hours after completion by calling or +61 2 9220-8984. This service will be available for a period of 5 days.

A copy of the presentation slides will be available on the Santos website at www.santos.com prior to the teleconference.

Santos Ltd
ABN 80 007 550 923
GPO Box 2455
Adelaide SA 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5131
www.santos.com.au

02 MAR 18 AM 8:06

Santos

News Release

Issued by Investor Relations

18 March 2002

Santos to Target U.S. Growth through Esenjay Acquisition

South Texas Exploration Acreage Expected To Increase More Than Four-fold

Santos Ltd (ASX: STO, NASDAQ: STOSY) today announced that Santos Americas and Europe Corporation ("Santos"), and Esenjay Exploration, Inc. (NASDAQ: ESNJ) ("Esenjay") have entered into a definitive merger agreement under which Santos will offer to purchase for cash all of the outstanding common shares of Esenjay for US$2.84 per share, a 4.4% premium to its closing price, March 15, 2002, in a transaction valued at approximately US$80 million, including net debt and working capital of approximately US$24.2 million.

The boards of directors of both companies have approved the agreement. Certain directors and shareholders of Esenjay who own a majority of the outstanding Esenjay shares have signed agreements supporting the transaction and have agreed to tender their shares and vote in favour of any related matter, subject to certain circumstances involving the termination of the merger agreement or the tender offer. These directors and shareholders who own a majority of the outstanding Esenjay shares have also granted Santos an option to purchase their shares in the event the merger agreement and tender offer are terminated.

About Esenjay

Esenjay is a Texas based oil and gas exploration and production company that has established an extensive portfolio of exploration opportunities, with interests predominantly located in the prolific trends along the onshore Texas Gulf Coast. Esenjay has been successful in growing through exploration, having achieved annual reserves replacement of approximately 150% over the past four years.

Exploration Portfolio, Reserves and Production to be acquired

The acquisition is expected to substantially increase Santos' U.S. portfolio of exploration opportunities, provide an increase to reserves, boost production, increase the level of operatorship and strategically align with existing U.S. operations. The acquisition is expected to contribute:

- Thirty-two exploration prospects with an average working interest of 40% (approximately 80% operated), together with over 40,000 net acres of leases, in the prolific Frio, Wilcox, Yegua, and Deep Vicksburg trends and the Hackberry Embayment (an increase from 11,500 net acres).
- Over 3,300 square miles of 3D seismic data (of which 1,800 square miles is proprietary).
- Estimated proved and probable reserves of 47.3 billion cubic feet of natural gas and 1.0 million barrels of oil at year-end 2001.
- An additional 16 million cubic feet equivalent per day of production, at low operating costs (approximately US$0.20 per thousand cubic feet).

Santos Ltd's Managing Director John Ellice-Flint said, "Santos is growing steadily in the United States, through a combination of successful exploration, production optimisation and acquisitions. The acquisition is expected to provide a base for further growth and result in an increasing contribution to the Santos Ltd Group activities. The United States, with a 23 trillion cubic feet a year gas market, provides world competitive opportunities and attractive gas market fundamentals. In particular US gas margins are generally better than in Australia."

Building on Progress in 2001

The proposed acquisition follows several gas discoveries in the onshore Texas Gulf Coast in 2000 and 2001 and the recent purchase of a range of interests and assets in the Frio trend by Santos. This acquisition would continue the re-positioning of Santos' U.S. operations to the onshore Texas Gulf Coast and is consistent with its strategy to operate assets and concentrate efforts on basins that combine moderate risk with high-reward prospects. The portfolio includes some non-core interests, that are expected to be divested in 2002.

Operatorship Provides Potential for Added Value

Esenjay currently operates fields that account for approximately 80% of its net production volumes, which is commensurate with Santos' existing operating position in the United States. Santos believes that the application of its world class fracture stimulation experience, which has been developed over many years of operation in the Australian Cooper Basin, has the potential to add additional value to these assets. This expertise has already been successfully applied to the current U.S. operated assets of Santos.

Exploration Portfolio Expanded

During 2000 and 2001, Santos made two significant onshore Texas wildcat exploration discoveries in the high pressure, multi-zone Frio Trend located at depths greater than 12,000 feet. This acquisition is expected to result in the addition of a number of higher impact exploration and delineation opportunities to Santos' exploration portfolio. Access to a significant seismic data base and geological and geophysical assessment is expected to identify further drilling prospects.

Increased US Reserves and Production

On a proforma basis, the acquisition is expected to increase Santos' total year-end 2001 proved and probable reserves in the United States to 107 billion cubic feet of gas and 2.25 million barrels of oil and liquids for a total of 119 billion cubic feet equivalent.

The total U.S. production is expected to be over 3 million barrels equivalent in 2002; a 200% increase over 2001. Production resulting from successful exploration and development of the acquired properties is expected to facilitate further rapid growth over the next three years.

Terms of the Offer

Santos' acquisition subsidiary will commence a tender offer shortly for all, but not less than a majority, of the outstanding shares of Esenjay common stock on a fully diluted basis, at a net cash price of US$2.84 per share. If a majority of the outstanding shares are purchased in the tender offer, any remaining shares will be exchanged for cash of US$2.84 per share in a merger of Esenjay and Santos' acquisition subsidiary. The transaction is subject to satisfaction of customary conditions. Completion of the merger is expected during the second quarter of 2002.

The acquisition will be funded using the Santos Group's existing cash reserves and is expected to be earnings accretive in 2002.

Merrill Lynch acted as exclusive financial adviser to Santos in relation to this acquisition and will serve as dealer manager for the tender offer.

For further information contact:

Graeme Bethune, General Manager Finance and Investor Relations on (08) 8218 5157 or 0419 828 617.

THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS. AT THE TIME THE OFFER IS COMMENCED, SANTOS WILL FILE THE TENDER OFFER STATEMENT AND RELATED DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AND ESENJAY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER REFERRED TO IN THIS PRESS RELEASE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY BOTH SANTOS AND ESENJAY AT THE SEC'S WEBSITE, http://www.sec.gov. IN ADDITION, THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY BE OBTAINED FREE BY DIRECTING SUCH REQUESTS TO SANTOS AT (713) 986-1700. THE SOLICITATION/RECOMMENDATION STATEMENT AND SUCH OTHER DOCUMENTS MAY BE OBTAINED FREE BY DIRECTING SUCH REQUESTS TO ESENJAY AT (713) 739-7100.

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITH RESPECT TO COMPLETION OF THE ACQUISITION, ESTIMATED PROVEN RESERVES, POTENTIAL ADDITIONAL RESERVES AND FURTHER EXPLORATION OPPORTUNITIES. THIS FORWARD-LOOKING INFORMATION IS BASED ON CERTAIN ASSUMPTIONS, INCLUDING, AMONG OTHERS, TENDER BY ESENJAY SHAREHOLDERS, PRESENTLY KNOWN PHYSICAL DATA CONCERNING SIZE AND CHARACTER OF RESERVOIRS, ECONOMIC RECOVERABILITY, FUTURE DRILLING SUCCESS, PRODUCTION EXPERIENCE, INDUSTRY ECONOMIC CONDITIONS (SUCH AS SUPPLY AND DEMAND), LEVELS OF COMPANY CASH FLOW FROM OPERATIONS AND OPERATING CONDITIONS. THIS FORWARD-LOOKING INFORMATION MAY PROVE TO BE INACCURATE, AND ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE PRESENTLY ANTICIPATED. THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANTICIPATED RESULTS INCLUDE OIL AND GAS PRICE FLUCTUATIONS, CHANGES IN ECONOMIC OR COMPETITIVE CONDITIONS THAT AFFECT SUPPLY AND DEMAND, PENDING OR FUTURE LITIGATION, REGULATORY CONSTRAINTS, GENERAL DOMESTIC AND INTERNATIONAL ECONOMIC AND POLITICAL CONDITIONS, RESERVE ESTIMATES, PRODUCTION DECLINE RATES FOR MATURE FIELDS, RESERVE REPLACEMENT RATES, DRILLING RIG AVAILABILITY, GEOLOGICAL AND OPERATING CONSIDERATIONS, SEVERE WEATHER CONDITIONS AND OTHER HAZARDS. SANTOS UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

Investor Briefing

Santos Proposed Acquisition of Esenjay Exploration Inc.

ESENJAY EXPLORATION, INC

Acquisition Drivers

- Technology
  - Reservoir optimisation
  - Exploration
- Price
  - Positive North American gas outlook
  - Technology plus price equals margin
- Implementation Skills
- Earnings Accretive

Acquisition Rationale

- Strategic fit with existing US activities
- Significant production impact in 2003
- High impact exploration potential
- Builds upon the results that new US team delivered in 2001
- Increases exposure to the the 23 TCF p.a. United States gas market with a positive outlook for North American gas prices
- Maintain operatorship over 80% of producing assets

2001 USA Successes

- Production and reserve growth
  > through workover, drill bit and acquisitions
- Portfolio Balance/Exploration/Optimization
  > Key processes in place to optimize results
- U.S. experienced management team

2002 USA Program

- Exploitation of existing assets
- Acceleration of exploration cycle time and acquisition of exploration and producing properties
- Exploration of acquired and internally generated prospects
- Continuous portfolio rationalisation

USA Portfolio - 2001 Results

- 220% production rate increase
  - 10 MMcfde to 32 MMcfde
- 164% 2P reserve growth
- Capital investment of US$50 million
- Cash flow from operations of US$16.3 million
- ROCE on producing assets of 10%

The Proposed Transaction - Summary

- Expected to accelerate growth, provide exploration cycle time advantage, and enhance the development of Santos' balanced portfolio
- Total consideration of US$80 million (US$2.84 per share, 4% premium to recent closing price)
- Transaction values reserves at US$60 million and exploration potential at US$20 million. Expect to achieve F+D costs target of <US$5.50/boe.
- Expected to add:
  - Over 40,000 net acres of prospective leases, a four-fold increase
  - 32 new exploration prospects (22 drill-ready)
  - Access to 3,300 square miles of 3-D seismic
  - Reserves at YE 2001 of 47.3 BCF of gas and 1.0 million bbl of oil
  - Production at YE 2001 of 16 MCF/d of gas equivalent
  - Accretive to earnings in 2002

Santos Limited ABN 80 007 550 923 18 March 2002 File Number CORINV O/H 095

The Proposed Transaction - Key Terms

- Offer consideration of US$80 million (US$2.84 per share)
- Esenjay's Board of Directors has approved the transaction
- Shareholders controlling a majority of Esenjay shares have agreed to accept the offer
- Subject to customary approvals and no material adverse effects
- Santos expects a full merger with Esenjay to be completed by the end of 2nd Quarter 2002

Santos Limited ABN 80 007 550 923 18 March 2002 File Number CORINV O/H 095

Santos USA - Delivering Growth in 2001


32 million scf/d
boe/day (000)
6
5
4
3
2
1
0
Jan
Mar
May
2001
Nov

Exploration
- 3 of 6 wells
- Mountainside Discovery (Henderson)
- Runnells #3
- Cuatro de Julio - Mew #1

Development
- 5 of 5 wells
- Geoghagen #1
- Serna A#2
- Runnells #5, #7
- Fuhrken #2

Acquisitions & Divestitures
- Arkoma & Offshore Sales
- Runnells Field, Operatorship
- Triple Play & Ashland Deep
- Remmers

Esenjay Proposed Transaction

Growing Critical Mass In The US

Exploration and Delineation Portfolios



Wilcox
Fault Wedges with
Amplitude Associated Pay
Deep Plays
Central TX Yegua
New Emerging Play
Shallow Plays
Deep Vicksburg
Deep Play Concepts
TEXAS
LA
Yegua
Shallow Plays
Comprised of Deltaic Sequences
with Amplitude Associated Pay
Hackberry Embayment
Embayment Fringe Feeder Channels
with Amplitude Associated Pay
Shallow Plays
Frio
Multiple-Play Deep Concepts
Linked to Turtle Structures
Salt Dome Flanks
Listric Rollovers and
Associated Fault Complexes

Esenjay Proposed Transaction

Key Santos US Operating Facts

	Dec YE 2001	2002 Estimate
Production	1.0 MMboe	3.0 Mmboe
YE Estimate 2P Reserves		
- Gas	59.3 BCF	130.0 BCF
- Oil and liquids	1.25 MMboe	2.34 MMboe
Exploration & Delineation Program		
- Portfolio Prospects	15 prospects	47 prospects
- Risked Resource Potential	100 - 125 BCF	425 - 575 BCF
Acreage	11,500 net acres	51,900 net acres
3-D seismic	800 square miles	4,100 square miles
Capex	US$ 22.1 million	US$ 39.0 million
Identified Acquisitions	US$ 28.5 million	US$ 80+ million
Identified Divestments	US$ 11.6 million	US$ 5-20 million

US Gas Market Outlook Is Positive

Commodity Price Activity From June 30, 2001 to Present(1)

Oil Spot Prices


$30.00
$27.50
$25.00
$22.50
$20.00
$17.50
$15.00
$ per Bbl
Jul-01 Aug-01 Sep-01 Oct-01 Nov-01 Dec-01 Jan-02 Feb-02 Mar-02

Oil 12-Month Strip


$30.00
$27.50
$25.00
$22.50
$20.00
$17.50
$15.00
$ per Bbl
Jul-01 Aug-01 Sep-01 Oct-01 Nov-01 Dec-01 Jan-02 Feb-02 Mar-02

Natural Gas Spot Prices


$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$ per MMBtu
Jul-01 Aug-01 Sep-01 Oct-01 Nov-01 Dec-01 Jan-02 Feb-02 Mar-02

Natural Gas 12-Month Strip


$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$ per MMBtu
Jul-01 Aug-01 Sep-01 Oct-01 Nov-01 Dec-01 Jan-02 Feb-02 Mar-02

Esenjay Proposed Transaction

(1) Source: Bloomberg as of March 15, 2002.

South Texas Offers A Competitive Advantage

- Mature infrastructure
- Drill depths below 13,000' lightly explored
- Rapid monetisation of resources
- Application of world-class, low-cost, fracture stimulation technology developed in the Cooper Basin


4 New Fields, 4 Discoveries
1,778 wells > 15,000' TVD
Houston
Texas
Mexico


Total wells 199,399
177,317 wells < 10,000' TVD
Houston
Texas
Mexico

Esenjay Proposed Transaction

Growing US Production Profile

(post acquisition/prior to exploration)


12,000
10,000
8,000
6,000
4,000
2,000
0
Forecast Production - boepd
2002
2003
Year
Development & Delineation
Base Production

Expected Portfolio - YE 2002

- 84% production rate increase
  - 32 MMcfde to 59 MMcfde
- 3.0 MMboe production
- 116% 2P reserve growth
- Capital investment of US$118 million
- Cash flow from operations of US$34.6 million
- ROCE of 13.2 %

Close

- The Esenjay offer is expected to:

  > Meet strategic criteria
  > Deliver increased shareholder value
  > Be earnings accretive in 2002
  > Increase exploration acreage and upside potential
  > Allow Santos to leverage its technical team and skills
  > Be an important step towards Santos growth in the US

- The US business is delivering results and increasing it's contribution to the Group

THIS PRESENTATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE TENDER OFFER WILL BE MADE ONLY THROUGH A TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER DOCUMENTS). AT THE TIME THE OFFER IS COMMENCED, SANTOS AMERICAS AND EUROPE CORPORATION WILL FILE THE TENDER OFFER STATEMENT AND RELATED DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AND ESENJAY EXPLORATION, INC. WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER REFERRED TO IN THIS PRESS RELEASE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY BOTH SANTOS AMERICAS AND EUROPE CORPORATION AND ESENJAY EXPLORATION, INC. AT THE SEC'S WEBSITE, http://www.sec.gov. IN ADDITION, THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY BY OBTAINED FREE BY DIRECTING SUCH REQUESTS TO SANTOS AMERICAS AND EUROPE CORPORATION AT (713) 986-1700. THE SOLICITATION/RECOMMENDATION STATEMENT AND SUCH OTHER DOCUMENTS MAY BE OBTAINED FREE BY DIRECTING SUCH REQUESTS TO ESENJAY EXPLORATION, INC. AT (713) 739-7100.

THIS PRESENTATION CONTAINS FORWARD-LOOKING STATEMENTS WITH RESPECT TO COMPLETION OF THE ACQUISITION, ESTIMATED PROVEN RESERVES, POTENTIAL ADDITIONAL RESERVES AND FURTHER EXPLORATION OPPORTUNITIES. THIS FORWARD-LOOKING INFORMATION IS BASED ON CERTAIN ASSUMPTIONS, INCLUDING, AMONG OTHERS, TENDER BY ESENJAY SHAREHOLDERS, PRESENTLY KNOWN PHYSICAL DATA CONCERNING SIZE AND CHARACTER OF RESERVOIRS, ECONOMIC RECOVERABILITY, FUTURE DRILLING SUCCESS, PRODUCTION EXPERIENCE, INDUSTRY ECONOMIC CONDITIONS (SUCH AS SUPPLY AND DEMAND), LEVELS OF COMPANY CASH FLOW FROM OPERATIONS AND OPERATING CONDITIONS. THIS FORWARD-LOOKING INFORMATION MAY PROVE TO BE INACCURATE, AND ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE PRESENTLY ANTICIPATED. THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANTICIPATED RESULTS INCLUDE OIL AND GAS PRICE FLUCTUATIONS, CHANGES IN ECONOMIC OR COMPETITIVE CONDITIONS THAT AFFECT SUPPLY AND DEMAND, PENDING OR FUTURE LITIGATION, REGULATORY CONSTRAINTS, GENERAL DOMESTIC AND INTERNATIONAL ECONOMIC AND POLITICAL CONDITIONS, RESERVE ESTIMATES, PRODUCTION DECLINE RATES FOR MATURE FIELDS, RESERVE REPLACEMENT RATES, DRILLING RIG AVAILABILITY, GEOLOGICAL AND OPERATING CONSIDERATIONS, SEVERE WEATHER CONDITIONS AND OTHER HAZARDS. SANTOS UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

TSMC Appoints New President of TSMC Europe

HSIN-CHU, Taiwan, March 18, 2002 – Taiwan Semiconductor Manufacturing Company (TSMC) (TAIEX: 2330, NYSE: TSM) today announced the appointment of Kees den Otter as President of TSMC Europe. Den Otter will be responsible for all of TSMC's European activities, reporting to Dr. Kenneth Kin, Senior Vice President of Worldwide Marketing and Sales. This appointment will become effective April 1, 2002. Hans Rohrer, former President of TSMC Europe, resigned earlier.

"With Kees' broad experiences in the semiconductor industry of the European market, TSMC Europe will be able to further strengthen the partnerships with the existing customers and attract new business opportunities. We are excited to have Kees on our team" said Dr. Rick Tsai, TSMC President and Chief Operating Officer.

Prior to joining TSMC, Kees den Otter was with Philips Semiconductors since July 1997 as Vice President of Software Programs & Partnerships. He was responsible for the introduction and realization of business models, programs and partnerships specific to software embedded in or delivered with System on Silicon / SoC (system-on-a-chip) offerings.

Before Philips, Kees den Otter was with Mentor Graphics for eight years, first as Managing Director Benelux and later as European Director of Consulting Services. Before that, he gained extensive commercial experience in the semiconductor industry, working for 10 years with Intel Corporation as General Manager Benelux and as later Regional Director for Benelux, Italy and Israel. Den Otter received his degree in Electronics from HTS Rotterdam, The Netherlands.

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About TSMC

TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry industry's largest portfolio of process-proven library, IP, design tools and reference flows. The company has one advanced 300mm wafer fab (Fab 12) in production and one under construction (Fab 14), in addition to five eight-inch fabs (Fab 3, 5, 6, 7 and 8) and one six-inch wafer fab (Fab 2). TSMC also has substantial capacity commitments at its wholly-owned subsidiary, WaferTech, and two joint ventures fabs (Vanguard and SSMC). In early 2001, TSMC became the first IC manufacturer to announce a 90nm technology alignment program with its customers. TSMC's corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please go to http://www.tsmc.com.

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TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw